[redacted]

Securities and Exchange Commission
RECEIVED
MAY 30 2008
Office of Compliance Inspection and Examinations
Washington, DC

SECURITI

08031961

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) **AND ENDING** 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schonfeld Securities, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Avantario 516-822-0202
(Area Code- Telephone Number)

PROCESSED
JUN 09 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

SEC
MAY
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Margaret Caffrey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schonfeld Securities, LLC and Subsidiary, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MYLES R BLECHNER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6095342
Qualified in Queens County
My Commission Expires July 07, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Schonfeld Securities, LLC and Subsidiary

Consolidated Statement of Financial Condition

March 31, 2008

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members of
Schonfeld Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Schonfeld Securities, LLC and Subsidiary (the "Company") (a subsidiary of Schonfeld Group Holdings LLC) as of March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Schonfeld Securities, LLC and Subsidiary as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
May 28, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP
became partners of McGladrey & Pullen, LLP

SCHONFELD SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2008

ASSETS	
Cash	$ 3,330,412
Cash Segregated for the Exclusive Benefit of Customers in Compliance with Federal Regulations	50,000
Deposits of Securities and Cash with Clearing Organizations	2,516,262
Receivable from Brokers-Dealers	12,289,846
Securities Owned - at market value	262,510
Fixed Assets - at cost, less accumulated depreciation and amortization of $3,538,049	2,979,370
Loans Receivable	1,469,043
Due from Affiliates	1,573,987
Other Assets	2,847,477
Total Assets	$27,318,907
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Bank Loan	$ 2,324,523
Payable to broker-dealers	25,227
Payable to customers	6,156
Due to affiliated broker	2,486,890
Due to Members	252,549
Other liabilities and accrued expenses	5,314,901
Total liabilities	10,410,246
Commitments and Contingency	
Members' Equity	16,908,661
Total Liabilities and Members' Equity	$27,318,907

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION:

The consolidated statement of financial condition includes the accounts of Schonfeld Securities, LLC (the "Parent") and its wholly owned subsidiary, Travel Secure, LLC (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation. The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities execution services for its affiliates and customers for which it receives a commission.

The majority interest of the Company is owned by Schonfeld Group Holdings LLC ("SGH").

The Company's primary business is to provide security execution services to its affiliates at a fee equal to the actual execution and communication costs incurred by the Company, except for one affiliate which the Company charges an additional fixed monthly fee as agreed upon with this affiliate. In addition, pursuant to the asset purchase agreement as discussed in Note 3, the Company assigned to SGH the right to receive future payments from the earn-out sale of its securities clearing business. Based upon the financial arrangements set forth above, the accompanying consolidated statement of financial condition might not necessarily be indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records commission income and expenses, principal transactions in securities and the related revenues and expenses on a trade-date basis.

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Depreciation of equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's consolidated income or loss is reportable by its Members on their income tax returns.

3. SALE OF SECURITIES CLEARING BUSINESS:

On November 20, 2006, the Company entered into an Asset Purchase Agreement (the "Agreement") with SAI Holdings, Inc. ("SAI"), a subsidiary of Penson Worldwide, Inc. ("Penson"), to sell its securities clearing business in exchange for shares of Penson's common stock or, subject to certain conditions, cash, both to be paid primarily on an earn-out basis.

Pursuant to the terms of the Agreement, the purchase price will be paid in five payments, the first of which consisted of an issuance of 1,085,294 shares of Penson's common stock received by the Company on January 4, 2007. The Company distributed these shares to SGH on September 27, 2007. The fair value of these shares in the amounts of $19,210,000 and $12,936,704 as of January 4, 2007 and September 27, 2007, respectively, has been estimated by the Company's management in the absence of a readily ascertainable market value due to the restricted nature of the common shares.

The gain on the sale of securities clearing business was recognized during the year ended March 31, 2008 since as of March 31, 2007, the Company had not fulfilled the required conditions under the terms of the Agreement.

The Company also assigned the right to receive the future payments to SGH at no consideration since the fair value of this right was not determined.

4. RECEIVABLE FROM BROKER-DEALERS:

The clearing and depository operations for the Company's security transactions are provided primarily by Penson Financial Services, Inc., Merrill Lynch Professional Clearing Corp., and Goldman Sachs. At March 31, 2008, all of the securities owned and the amount due from broker-dealers reflected in the accompanying consolidated statement of financial condition are positions carried by and amounts receivable from these broker-dealers. The amounts receivable from broker-dealers are primarily deposits with and commission receivable due from these broker-dealers.

5. FIXED ASSETS:

Fixed assets as of March 31, 2008 consist of the following:

Classification	Estimated useful lives	Cost
Leasehold improvement	term of the lease	$ 4,070,544
Fractional shares in aircraft	5 years	2,446,875
		6,517,419
Accumulated depreciation and amortization		3,538,049
Net book value		$ 2,979,370

6. PAYABLE TO CUSTOMERS:

The Company discontinued its clearing and depository operations as a result of the sale of its securities clearing business as discussed in Note 3. Payable to customers at March 31, 2008 represents primarily dividends payable and other miscellaneous residual balances in the customers' accounts.

7. COMMITMENTS AND CONTINGENCY:

The Company is obligated under noncancelable operating leases for office space and equipment expiring at various dates through 2011. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending March 31,	
2009	5,033,427
2010	3,239,800
2011	1,935,393
2012	407,652
	$ 10,616,272

The NYSE Arca (formerly, the Pacific Exchange, Inc.), through its subsidiary PCX Equities, Inc. ("PCXE"), is conducting an investigation of the Company in which it apparently seeks to determine whether the Company violated NYSE Arca Rules and/or federal securities laws pertaining primarily to net capital, alleged prearranged trading, odd lot trading, and supervision of related activities based upon alleged conduct that took place primarily in 2005. The Company has been notified by PCXE that PCXE had found probable cause to believe that the Company had violated exchange rules and federal securities laws that prohibited prearranged trading and required appropriate surveillance of account activity to detect such trading. It is the opinion of management that the outcome of this matter will not have a material adverse effect on the operations or financial condition of the Company.

8. BANK LOAN:

The Company has a 5-year term loan with a bank maturing on June 6, 2012. Principal payments of $30,558 are payable in quarterly installments. The loan bears interest at the one-month LIBOR plus 1.50% per annum. Interest is payable monthly. The fair value of this loan approximates the carrying amount.

The loan is secured by the fractional shares in an aircraft owned by the Company.

9. NET CAPITAL AND RESERVE REQUIREMENTS:

As a registered broker-dealer, the Parent is subject to Uniform Net Capital Rule 15c3-1 of the SEC. The Parent computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at March 31, 2008, the Parent had net capital of $7,518,876, which exceeded its requirement of $1,500,000 by $6,018,876.

The Company maintains $50,000 in the reserve bank account for the exclusive benefit of customers solely for certain residual balances in customers' accounts that have not been settled as of March 31, 2008.

10. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) defined contribution retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. The Company contributes an amount equal to 25% of the participant's contribution up to a maximum amount of $3,450. Participants are at all times fully vested in their contributions, and the Company's contributions become fully vested to the participants after three years of continued employment.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In the normal course of business, the Company's activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. RELATED PARTY TRANSACTIONS:

Certain equipment leases are in the name of a related entity.

Loans receivable includes a loan due from a member of SGH amounting to $1,315,125, which bears interest at a rate of 6% per annum and has no scheduled maturity date. The fair value of loans receivable cannot be estimated.

The Company provides execution services to certain affiliated entities and earns commission income.

Pursuant to a support service agreement, the Company provides operational support to Opus Trading Fund, LLC, an affiliate, and earns support service income.

The Company executes certain security transactions through an affiliate, which is a broker-dealer registered with the SEC, and pays commission expenses to this affiliate. In addition, pursuant to an expense sharing agreement, this affiliate reimburses the Company for certain administrative services provided by the Company and for sharing premises and certain other resources with the Company.

Pursuant to a services support agreement, Schonfeld Tools ("Tools"), an affiliate, provides computer technology services to the Company and earns service fees paid by the Company. In addition, the Company provides office space to Tools.

13. RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of Members' equity. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual consolidated financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2009 annual consolidated financial statements. Management is currently assessing the impact of FIN 48 on its consolidated statement of financial condition and has not determined if the adoption of FIN 48 will have a material effect on its consolidated statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This statement is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its consolidated statement of financial condition.

Schonfeld Securities, LLC and Subsidiary

Independent Auditor's Report on Internal Control

March 31, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members of
Schonfeld Securities, LLC

In planning and performing our audit of the consolidated financial statements of Schonfeld Securities, LLC and Subsidiary (the "Company") (a subsidiary of Schonfeld Group Holdings LLC) as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities except for carrying certain residual customer balances as a result of discontinuance of the securities clearing business, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
May 28, 2008

END